September 10, 2015

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jaime G. John

RE:	QTS Realty Trust, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
File No. 001-36109 (“Form 10-K”)

Form 8-K/A
Filed June 5, 2015
File No. 001-36109 (“Form 8-K”)

Form 10-Q for the quarterly period ended June 30, 2015
Filed August 7, 2015
File No. 001-36109 (“Form 10-Q”)

Dear Ms. John:

This letter sets forth the responses of QTS Realty Trust, Inc. (the “Company”) to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in a letter dated August 28, 2015 (the “Comment Letter”) regarding the above referenced filings.

For ease of review, the Company has set forth below in bold type the numbered comments of the Staff in the Comment Letter, with the Company’s responses thereto immediately following each comment.

Form 10-K for the year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

1.	We note that over half of your NRSF is currently in the redevelopment pipeline. Please expand your discussion in future filings to disclose the portion of this space, if any, for which leases have already been executed and if your rentable space is typically built out to customer specifications or for general use.

Response to Comment No. 1:

The Company respectfully submits that in future filings it will expand its disclosures to include the portion of its development pipeline NRSF which relates to space for which customer leases have already been executed. The Company will also disclose in future filings that its development pipeline NRSF is built out both to support general use (colocation) and for executed leases that require significant amounts of space and power, depending on the needs of each facility at that time.

Ms. Jaime G. John

Division of Corporation Finance

September 10, 2015

The Company’s future filings will include disclosure substantially similar to the following:

“We operate 12 data centers located in eight states, containing an aggregate of approximately 4.7 million gross square feet of space (approximately 94% of which is wholly owned by us), including approximately 2.1 million “basis-of-design” raised floor square feet, which represents the total data center raised floor potential of our existing data center facilities. This represents the maximum amount of space in our existing buildings that could be leased following full build-out, depending on the configuration that we deploy. We build out our data center facilities for both general use (colocation) and for executed leases that require significant amounts of space and power, depending on the needs of each facility at that time. As of December 31, 2014, this space included approximately 927,000 raised floor operating net rentable square feet, or NRSF, plus approximately 1.1 million square feet of additional raised floor in our development pipeline, of which approximately 97,000 NRSF is expected to become operational by December 31, 2015. Of the total 1.1 million NRSF in our development pipeline, approximately 130,000 square feet was related to customer leases which had been executed but not yet commenced.”

Item 8. Financial Statement and Supplementary Data

Note 12. Earnings per share of QTS Realty Trust, Inc., page F-28

2.	We note that your basic EPS calculation discloses net income per share available to common shareholders. Please label accordingly in future filings. We also note that you have presented diluted EPS on an aggregate basis, inclusive of noncontrolling interests in the partnership. Tell us why you believe it is appropriate to present basic EPS per common shareholder and diluted EPS inclusive of noncontrolling interests. Also disclose the number of potentially dilutive securities, if any, that were not included in the calculation because their effect was antidilutive for the periods presented. Refer to ASC 260-10-50-1.

Response to Comment No. 2:

In future filings, the Company will modify the current label, “Net income per share – basic,” to an expanded label which reads, “Net income per share attributable to common stockholders – basic.”

Regarding the presentation of diluted EPS, the Company has presented diluted EPS inclusive of noncontrolling interests, as prescribed by ASC 260-10-55-20(b), which states that “securities of a subsidiary that are convertible into its parent company’s common stock shall be considered among the potential common shares of the parent company for the purposes of computing consolidated diluted EPS.” The noncontrolling interests are primarily comprised of Class A units of QualityTech, LP, the Company’s operating partnership (the “Operating Partnership”), which are redeemable for shares of Class A common stock of the Company (“Common Stock”) on a one-for-one basis, which is discussed in Note 8 to the Consolidated Financial Statements of QTS Realty Trust, Inc. and QualityTech, LP for the year ended December 31, 2014 included in the Form 10-K (“2014 Financial Statements”). As such, in accordance with ASC 260-10-55-20(b), the Company has included these units (and their associated net income) in its diluted EPS calculation. The Company believes that including these units in its diluted EPS calculation presents investors and users of its financial statements a complete picture of the total number of shares and units (i.e., potential shares) that are party to the Company’s consolidated net income, which is consistent with the way that the Company views this calculation.

The Company respectfully submits that while it has disclosed in Note 12 to its 2014 Financial Statements (Earnings per share of QTS Realty Trust, Inc.) the number and description of each of the types of dilutive securities it included in its diluted EPS calculation, in future filings the Company will disclose this information in a tabular reconciliation format and will disclose the number, if any, of antidilutive securities that it excluded from its diluted EPS calculation in a manner substantially similar to the following:

Ms. Jaime G. John

Division of Corporation Finance

September 10, 2015

“Basic income (loss) per share is calculated by dividing the net income (loss) attributable to common shares by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share adjusts basic income (loss) per share for the effects of potentially dilutive common shares.

The computation of basic and diluted net income per share is as follows (in thousands, except per share data):

		For the period October 15,
	Year Ended	2013 through
	December 31, 2014	December 31, 2013
Numerator:
Net income available to common stockholders - basic	$15,072	$3,154
Effect of net income attributable to noncontrolling interests	4,031	848
Net income available to common stockholders - diluted	$19,103	$4,002
Denominator:
Weighted average shares outstanding - basic	29,055	28,973
Effect of Class A units and Class RS units *	7,770	7,797
Effect of Class O units and options to purchase Class A common stock on an "as if" converted basis *	309	24
Weighted average shares outstanding - diluted	37,134	36,794

Net income per share attributable to common stockholders - basic	$0.52	$0.11
Net income per share attributable to common stockholders - diluted	$0.51	$0.11

*	The Class A units, Class RS units and Class O units represent limited partnership interests in the Operating Partnership, and are described in more detail in Note 8.

The computation of diluted net income per share for the year ended December 31, 2013 does not include 1,113,169 Class O units with an exercise price of $25.00, as their inclusion would have been antidilutive for that period. No securities were antidilutive for the year ended December 31, 2014, and as such, no securities were excluded from the computation of diluted net income per share for that period.”

Note 16. Quarterly Financial Information (unaudited), page F-30

3.	Please tell us why the net income per share attributable to common shares – diluted is equal to the net income per share attributable to common shares – basic. Your disclosure on page F-28 indicates that there is a significant amount of dilutive shares outstanding.

Response to Comment No. 3:

The Company respectfully submits that these two numbers are presented as being equal solely due to the effect of rounding. As described in the response to Comment 2 above, the vast majority of shares included in diluted shares (approximately 96% for the year ended December 31, 2014) that are not also included in basic shares are represented by Class A units of the Operating Partnership. Because these units are redeemable for shares of Common Stock on a one-for-one basis and because the Company’s diluted net income also includes the income attributable to these units, these units have no effect on the EPS calculation (i.e., are neutrally dilutive). The remaining shares included in diluted shares that are not also included in basic shares (i.e., Class O units of the Operating Partnership on an “as if” converted basis and options to purchase Class A common stock on an “as if” converted basis, which totaled 309,378 on an “as if” converted basis for the year ended December 31, 2014), are not significant enough to change the disclosed EPS values, as those values are rounded to the nearest cent in all periods presented in Note 16 to the 2014 Financial Statements.

Ms. Jaime G. John

Division of Corporation Finance

September 10, 2015

Form 8-K/A filed June 5, 2015

Exhibit 99.3

4.	We note that your pro forma financial statements include adjustments for the acquisition of the Princeton, NJ facility, the issuance of $300 million of senior unsecured notes, the issuance of $165 million Class A common stock, the acquisition of the Chicago, IL facility and the modification of the unsecured credit facility and the credit facility secured by the Richmond Property resulting in decreased interest rates on both. Please tell us whether these events are related to your Carpathia acquisition. To the extent that these events are not related to your Carpathia acquisition, please tell us why you included these adjustments within the pro forma financial statements in your Form 8-K.

Response to Comment No. 4:

The Company’s acquisition of its Princeton and Chicago facilities, issuance of $300 million of senior unsecured notes, issuance of $165 million Class A common stock and modification of its unsecured and secured credit facilities (the “Events”) are not directly related to the Carpathia acquisition. The Company believes, however, that in presenting its pro forma financial statements in accordance with Rule 11-01(a)(1) of Regulation S-X, it is appropriate to include separate adjustments giving effect to the Events. The Company believes these separate adjustments are appropriate due to the materiality of the Events to investors and because each of the Events occurred during the period covered by the pro forma financial statements. Therefore, in accordance with Rule 11-01(a)(8), the Company included these adjustments in its pro forma financial statements, explicitly disclosing each of the Events in the introduction and footnotes to Exhibit 99.3 and including each of these adjustments in a separate column on the pro forma financial statements to distinguish them from the adjustments related to the Carpathia acquisition, allowing investors to explicitly identify the effects of the Carpathia acquisition. The Company believes this presentation provides the most meaningful information to users of its financial statements.

Form 10-Q for the quarterly period ended June 30, 2015

Note 3 – Acquisitions

Carpathia Acquisition, page 19

5.	We note that your allocation on page 20 is based upon a purchase price of $295 million inclusive of $44 million of assumed capital lease liabilities. We further note in your Form 8-K filed on June 2, 2015 that the $326 million purchase price disclosed on page 19 includes the assumption of capital lease liabilities which would appear to result in a $282 million purchase price. Please provide additional details regarding your basis for the $295 million purchase price.

Response to Comment No. 5:

The Company respectfully submits that the $326 million purchase price disclosed in the Form 8-K and in the first sentence to Note 3 to the Interim Condensed Consolidated Financial Statements of QTS Realty Trust, Inc. and QualityTech, LP for the quarter ended June 30, 2015 included in the Form 10-Q (“Second Quarter Financial Statements”) represents the purchase price for Carpathia Hosting, Inc. (“Carpathia”) as defined in the related Stock Purchase Agreement. The Stock Purchase Agreement, which was filed as Exhibit 2.1 to the Company’s Form 8-K filed on May 12, 2015, calculated the purchase price using Carpathia’s historical book value of assets acquired and liabilities assumed. As such, the $295 million of net assets acquired was calculated by subtracting the book value of the capital leases of $37.1 million from the $326 million purchase price and adding back the cash acquired of $5.8 million. For clarification purposes, the Company disclosed in Note 3 to the Second Quarter Financial Statements that the $326 million purchase price was as defined in the purchase and sale agreement.

Ms. Jaime G. John

Division of Corporation Finance

September 10, 2015

The purchase price based on the assessment of the fair value of assets acquired and liabilities assumed, as prescribed by GAAP, was approximately $352.5 million, calculated by adding the fair value of capital leases assumed of $43.8 million and the fair value of deferred income tax liability assumed of $19.8 million to the $294.7 million (i.e. $295 million), and subtracting the cash acquired of $5.8 million. In future filings, the Company will explicitly disclose the purchase price based on the assessment of the fair value of assets acquired and liabilities assumed rather than the purchase price as defined in the Stock Purchase Agreement.

6.	We note that the pro forma financial information on page 20 includes adjustments for the acquisition of the Princeton, NJ facility, the issuance of $300 million of senior unsecured notes, the issuance of $387 million Class A common stock, the acquisition of the Chicago, IL facility and the modification of the unsecured credit facility and the credit facility secured by the Richmond Property resulting in decreased interest rates on both. Please tell us whether these events are related to your Carpathia acquisition. To the extent that these events are not related to your Carpathia acquisition, please tell us your basis in GAAP for including adjustments within your pro forma financial information.

Response to Comment No. 6:

As stated in the response to Comment No. 4 above, the Events are not directly related to the Carpathia acquisition, with the exception of the issuance of 5,750,000 shares of Class A common stock in June 2015, the net proceeds of which were used to fund a portion of the Carpathia acquisition. The Company included adjustments for each of the Events in the pro forma financial information on page 20 of Form 10-Q for the reason described in the response to Comment No. 4 above and in order to provide a presentation that was consistent with the pro forma presentation in the Form 8-K. In future filings, the Company will disclose pro forma financial information in accordance with GAAP (ASC 805), calculating pro forma adjustments based solely on the combined results of the Company and Carpathia.

* * * * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jaime G. John

Division of Corporation Finance

September 10, 2015

 Should the Staff have any questions or comments, or would like additional information, please do not hesitate to contact me at (913) 312-2406.

Sincerely,

QTS Realty Trust, Inc.

		By:	/s/ William H. Schafer
William H. Schafer
Chief Financial Officer

cc:	Shirley E. Goza
QTS Realty Trust, Inc.
David W. Bonser
Hogan Lovells US LLP
John G. Passanisi
Ernst & Young LLP